Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS (LOSS) PER COMMON SHARE

(Dollars in thousands, except per share data)

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Income from continuing operations	$999	$780	$284

Income from discontinued operations	10	—	—

Net income	1,009	780	284

Accretion and dividends on preferred stock	684	710	740

Net income (loss) attributable to common shareholders	$325	$70	$(456)

Earnings (loss) per common share from continuing operations - basic	$0.05	$0.01	$(0.07)
Earnings per common share from discontinued operations - basic	$0.00	$0.00	$0.00

Earnings (loss) per common share - basic	$0.05	$0.01	$(0.07)

Earnings (loss) per common share from continuing operations - diluted	$0.04	$0.01	$(0.07)
Earnings per common share from discontinued operations - diluted	$0.00	$0.00	$0.00

Earnings (loss) per common share - diluted	$0.04	$0.01	$(0.07)

Weighted average common shares outstanding during the period - basic	6,967,339	6,967,339	6,967,339

Weighted average common shares outstanding during the period	6,967,339	6,967,339	6,967,339
Effect of convertible preferred stock	4,285,714	—	—
Effect of options	—	12,885	—

Weighted average number of shares outstanding during the period - diluted	11,253,053	6,980,224	6,967,339